Contact

www.linkedin.com/in/tucktec
(LinkedIn)

Dan Norton

Owner at Tucktec Folding Kayaks
Conway, South Carolina, United States

Experience

Tucktec Folding Kayaks

Owner
August 2017 - Present (8 years 6 months)

Self Employed

Business Owner
January 2000 - Present (26 years 1 month)